Exhibit 99.1

NEWS RELEASE

BROOKFIELD PROPERTIES CORPORATION ANNOUNCES
NORMAL COURSE ISSUER BID FOR CLASS AAA PREFERENCE SHARES

TORONTO, December 8, 2009 – Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield Properties of its intention to make a normal course issuer bid for its class AAA preference shares, series F (“Series F Shares”), series G (“Series G Shares”), series H (“Series H Shares”), series I (“Series I Shares”), series J (“Series J Shares”) and series K (“Series K Shares”).  Brookfield Properties stated that at times its class AAA preference shares trade in price ranges that do not fully reflect their value.  As a result, from time to time, acquiring class AAA preference shares will represent an attractive and a desirable use of available funds.

The notice provides that Brookfield Properties may, during the twelve month period commencing December 11, 2009 and ending December 10, 2010, purchase on the Toronto Stock Exchange up to 400,000 Series F Shares, 220,000 Series G Shares, 400,000 Series H Shares, 400,000 Series I Shares, 400,000 Series J Shares and 300,000 Series K Shares, each representing approximately 5% of the issued and outstanding of the relevant series of class AAA preference shares.  At December 3, 2009, there were 8,000,000 Series F Shares, 4,400,000 Series G Shares, 8,000,000 Series H Shares, 8,000,000 Series I Shares, 8,000,000 Series J Shares and 6,000,000 Series K Shares issued and outstanding. Under the normal course issuer bid, Brookfield Properties may purchase up to 2,652 Series F Shares, 1,000 Series G Shares, 2,614 Series H Shares, 4,439 Series I Shares, 2,026 Series J Shares, and 1,550 Series K Shares on the Toronto Stock Exchange during any trading day, each of which represents 25% of the average daily trading volume on the Toronto Stock Exchange for the most recently completed six calendar months prior to the Toronto Stock Exchange’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions.

The price to be paid for the class AAA preference shares under the normal course issuer bid will be the market price at the time of purchase. The actual number of class AAA preference shares to be purchased and the timing of such purchases will be determined by Brookfield Properties, and all class AAA preference shares will be purchased on the open market or such other means as approved by the Toronto Stock Exchange.  All class AAA preference shares purchased by Brookfield Properties under this bid will be promptly cancelled.

The average daily trading volumes of the class AAA preference shares on the Toronto Stock Exchange during the six months ended November, 2009 was 10,606 with respect to the Series F Shares, 3,636 with respect to the Series G Shares, 10,454 with respect to the Series H Shares, 17,755 with respect to the Series I Shares, 8,103 with respect to the Series J Shares, and 6,199 with respect to the Series K Shares.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 109 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) – Company and Real Estate Industry Risks,” and in the companies’ annual reports under the heading “Management’s Discussion and Analysis.” The companies undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com